IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. 16-cv-00230-CMA-MJW

JOAN OBESLO,
ROYCE HORTON,
DANIEL FISHER,
NATHAN COMER,
STEVE MIGOTTI,
VALERIE MIGOTTI,
JAMES DIMAGGIO,
ANNE HALL,
CAROL A. REYNON-LONGORIA,
on behalf of GREAT-WEST FUNDS, INC.,

Plaintiffs,

v.

GREAT-WEST CAPITAL MANAGEMENT, LLC,

Defendant.

FIRST AMENDED COMPLAINT

JURY TRIAL DEMANDED

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1. Plaintiffs bring this action on behalf of and for the benefit of themselves and all other shareholders of Great-West Funds, Inc. to recover the excessive and unlawful investment advisory fees paid in violation of §36(b) of the Investment Company Act, 15 U.S.C. §80a-35(b), as well as lost profits and other actual damages caused to shareholders of each series of shares issued by Great-West Funds, Inc.

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2. Great-West Funds, Inc. is a registered, open-end investment management company under §3 and §4 of the Investment Company Act, 15 U.S.C. §80a-3 and §80a-4. Great-West Funds, Inc. has issued over 63 series of shares, each series of which it describes as a "Fund".

3. Section 36(b) of the Investment Company Act imposes a "fiduciary duty [on investment advisers] with respect to the receipt of compensation for services." 15 U.S.C. §80a-35(b).

4. Great-West Capital Management, LLC ("Defendant") hires sub-advisers that actually do the work of investment management for the Funds, yet Defendant itself keeps the vast majority of the fees for doing minimal, if any, work. Thus, Defendant collects excessive and unreasonable fees at the expense of all shareholders. Defendant's fees are vastly disproportionate to the services it actually renders to the Funds. Further, Defendant has not appropriately shared the economies of scale or collateral benefits with the Funds. Additionally, the mark-up retained by Defendant is greatly disproportionate to the low-quality of the investment management services provided and the poor investment performance experienced by the Funds under Defendant's management. Finally, the Great-West Funds, Inc. Board of Directors that oversees the Funds did not negotiate Defendant's fees in an arm's-length transaction, allowing Defendant to set excessively high fees for the Funds. As a result, Great-West shareholders have sustained millions of dollars in damages due to the excessive management fees paid to Defendant.

Great-West Funds, Inc.

5. Great-West Funds, Inc. is a Maryland corporation with its principal place of business in Colorado. Great-West Funds, Inc. was incorporated in 1981 and commenced business as an investment company in 1982. Until September 24, 2012, Great-West Funds, Inc. was known as Maxim Series Fund, Inc.

6. Great-West Funds, Inc. is a registered, open-end investment management company under §3 and §4 of the Investment Company Act, 15 U.S.C. §80a-3 and §80a-4.

7. Shares of the Funds are made available only through insurance company separate accounts to fund variable annuity contracts and variable life insurance policies issued by subsidiaries of Great-West Life & Annuity Insurance Company, custodians or trustees of individual retirement accounts, qualified retirement plans, and college savings programs. They are not sold directly to the public.

8. Great-West Funds, Inc. is governed by a Board of Directors consisting of Gail H. Klapper, Stephen G. McConahey, Donna L. Lynne, and Robert K. Shaw. Shaw is an interested director because he is an executive of Great-West Life & Annuity Insurance Company or its affiliates. Klapper is an attorney at the Klapper Law Firm in Denver, Colorado. McConahey is based in Colorado and is involved in securities at SGM LLC, Iron Gate Capital, and others. Donna L. Lynne is an executive vice president and group president at Kaiser Foundation Hospitals in Denver, Colorado. The Board of Directors oversee all Funds. In 2014, the annual

compensation for Ms. Klapper and Mr. McConahey was $97,500. Ms. Lynne was compensated $86,125, as she did not join the Board until March 3, 2014.

9. As of December 31, 2014, none of the directors owned beneficially any share of the Funds.

Plaintiffs

10. Plaintiff Joan Obeslo resides in Littleton, Colorado, and has been a shareholder of Great-West Funds, Inc. throughout the relevant time period. She has invested and continues to invest in the Great-West S&P 500® Index Fund, the Great-West Ariel Mid Cap Value Fund, and the Great-West Bond Index Fund. Within the statutory period she also invested in the Great-West S&P Small-Cap 600® Index Fund. These investments are held in a traditional IRA administered by Empower Retirement.

11. Plaintiff Royce Horton resides in Winder, Georgia, and has been a shareholder of Great-West Funds, Inc. throughout the relevant time period through his investments in the Gwinnett County Retirement Program administered by Empower Retirement. He has invested and continues to invest in the Great-West Aggressive Profile II Fund. Prior to January 9, 2016, Plaintiff Horton invested in the Great-West Aggressive Profile I Fund. As indicated below, the two Profile funds are the same investment, but with a different fee structure. Plaintiff Horton was switched from the Profile I to the Profile II Fund as a result in his retirement plan's decision to change to the cheaper Profile II Fund.

12. Plaintiff Daniel Fisher resides in Peachtree Corners, Georgia, and has been a shareholder of Great-West Funds, Inc. throughout the relevant time period through his investments in the Gwinnett County Retirement Program administered by Empower Retirement. He has invested and continues to invest in the Great-West Aggressive Profile II Fund, the Great-West Moderately Aggressive Profile II Fund, and the Great-West Moderate Profile II Fund. Prior to January 9, 2016, Plaintiff Fisher invested in the Great-West Aggressive Profile I Fund, the Great-West Moderately Aggressive Profile I Fund, and the Great-West Moderate Profile I Fund.

13. Plaintiff Nathan Comer resides in Winder, Georgia, and has been a shareholder of Great-West Funds, Inc. throughout the relevant time period. He has invested and continues to invest in the Great-West Aggressive Profile II Fund and previously invested during the statutory period in the Great-West Aggressive Profile I Fund. These investments are held in his account within the Gwinnett County Deferred Compensation Plan, a 457 Plan administered by Empower Retirement.

14. Plaintiff Steve Migotti resides in Gonzales, California, and has been a shareholder of Great-West Funds, Inc. throughout the relevant time period. He has invested and continues to invest in the Great-West Ariel Mid Cap Value Fund, Great-West Bond Index Fund, Great-West Money Market Fund, and Great-West S&P Small Cap 600® Index Fund. These investments are held in a traditional IRA administered by Empower Retirement.

15. Plaintiff Valerie Migotti resides in Gonzales, California, and has been a shareholder of Great-West Funds, Inc. throughout the relevant time period. She has invested and continues to invest in the Great-West Bond Index Fund, Great-West MFS Intl Value Fund, Great-West S&P 500® Index Fund, and Great-West S&P Small Cap 600® Index Fund. These investments are held in a traditional IRA administered by Empower Retirement.

16. Plaintiff James DiMaggio resides in Marina, CA, and has been a shareholder of Great-West Funds, Inc. throughout the relevant time period as a participant in the Monterey County Deferred Comp Plan administered by Empower Retirement. He has invested and continues to invest in the Great-West Lifetime 2015 Fund.

17. Plaintiff Anne Hall resides in Pacific Grove, California, and has been a shareholder of Great-West Funds, Inc. throughout the relevant time period. She has invested and continues to invest in the Great-West MFS International Growth Fund, Great-West MFS Intl Value Fund, Great-West Real Estate Index Fund, Great-West Ariel Mid Cap Value Fund, Great-West T. Rowe Price Midcap Growth Fund, Great-West Stock Index Fund, Great-West Bond Index Fund, and Great-West Templeton Global Bond Fund. Within the statutory period she also invested in the Great-West Federated Bond Fund and Great-West S&P Small Cap 600® Index Fund. These investments are held in her account in the Superior Court of California, Monterey County Deferred Compensation Plan, a retirement plan administered by Empower Retirement.

18. Plaintiff Carol Reynon-Longoria resides in Soledad, California, and has been a shareholder of Great-West Funds, Inc. throughout the relevant time period. She has invested and continues to invest in the Great-West Moderate Profile Fund and the Great-West Conservative Profile Fund as a participant in the Monterey County Deferred Comp Plan administered by Empower Retirement.

19. Empower Retirement is a wholly owned subsidiary of Great-West Life & Annuity Insurance Company, who also is the parent company of Defendant. Empower Retirement presents itself as acting on behalf of individual investors when, in reality, it is a front for selling Great-West investments. Great-West Funds are not sold directly in the public market. Instead, they are sold only insurance company separate accounts, IRAs, retirement plans, and college savings programs administered by Great-West Life & Annuity Insurance Company affiliates such as Empower Retirement.

Great-West Capital Management, LLC

20. Defendant is a limited liability company organized under the laws of Colorado. It maintains its principal place of business in Colorado at the same address as Great-West Funds, Inc. It is wholly owned by Great-West Life & Annuity Insurance Company, which is a wholly owned subsidiary of GWL&A Financial, Inc., a Delaware holding company.

21. Defendant was formerly Maxim Capital Management, LLC, doing business as GW Capital Management, Inc.

22. Defendant is a registered investment adviser under the Investment Advisers Act. Defendant is the investment adviser of all the Funds under the terms of a single Investment Advisory Agreement dated May 1, 2015.

23. Of the $30 billion in assets that Defendant manages, over three-quarters are in Great-West Funds.

24. Defendant receives a fee from each Fund that is calculated as a percentage of the daily assets in the Fund. Under Investment Company Act §36(b), Defendant owes a fiduciary duty to the Funds with respect to the fees it receives from each such Fund. Defendant has breached that fiduciary duty by receiving investment advisory fees from each of the Funds that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

Great-West Capital Management's Investment Advisory Agreement

25. All Funds are managed under the terms of a single Investment Advisory Agreement between Defendant and Great-West Funds, Inc. The current Investment Advisory Agreement is dated May 1, 2015. The terms of the Investment Advisory Agreement have not materially changed since 1997.

26. Under the terms of the Investment Advisory Agreement, Defendant contracted to perform the following services for all Funds:

(a) perform research and obtain and evaluate pertinent economic, statistical, and financial data relevant to the investment policies of the Funds;

(b) consult with the Board of Directors and furnish to the Board of Directors recommendations with respect to an overall investment plan for approval, modification, or rejection by the Board of Directors;

(c) seek out, present, and recommend specific investment opportunities, consistent with any overall investment plan approved by the Board of Directors;

(d) take such steps as are necessary to implement any overall investment plan approved by the Board of Directors, including making and carrying out decisions to acquire or dispose of permissible investments, management of investments and any other property of the Funds, and providing or obtaining such services as may be necessary in managing, acquiring, or disposing of investments;

(e) regularly report to the Board of Directors with respect to the implementation of any approved overall investment plan and any other activities in connection with management of the assets of the Funds;

(f) maintain all required accounts, records, memoranda, instructions, or authorizations relating to the acquisition or disposition of investments for the Funds; and

(g) determine the net asset value of the Funds as required by applicable law.

27. Great-West Funds, Inc. has separately entered into an Administrative Services Agreement with Great-West Life & Annuity Insurance Company to provide for all Initial Class and L Class shares of the Funds the following services at a cost

of 35 bps of Fund assets: maintaining a record of the number of Fund shares held by each account holder; performing the accounting necessary to record retirement plan participant interests in a retirement plan, including the name, address, and taxpayer identification number of each such retirement plan participant and any other records required by a plan; investigating all inquiries from authorized plan representatives or other account holders relating to shares held; recording the ownership interest of account holders with respect to Fund shares and maintaining a record of the total number of shares which are so issued to account holders. Because Great-West Life & Annuity Insurance Company provides those services to the Funds, Defendant does not provide those services and should receive no compensation for same.

28. For the limited services it provides to the Funds, Defendant receives an asset-based fee calculated as a percentage of the daily asset value of the Funds computed daily at annual rates of 10 basis points (bps) to 105 bps (0.10% – 1.05%) as follows, which also includes the 2015 assets for each Fund:

Fee	Fund	Assets
105	Great-West Invesco Small Cap Value Fund	$ 68M
95	Great-West Templeton Global Bond Fund	$ 371M
90	Great-West Goldman Sachs Mid Cap Value Fund	$ 545M
85	Great-West MFS International Growth Fund	$ 307M
75	Great-West Small Cap Growth Fund	$ 12M
	Great-West Putnam High Yield Bond Fund	$ 300M
	Great-West Putnam Equity Income Fund	$ 535M
65	Great-West T. Rowe Price Mid Cap Growth Fund	$ 994M
	Great-West MFS International Value Fund	$ 887M
	Great-West American Century Growth Fund	$ 458M
60	Great-West Loomis Sayles Small Cap Value Fund	$ 209M
	Great-West Ariel Mid Cap Value Fund	$ 237M
55	Great-West Loomis Sayles Bond Fund	$ 720M
45	Great-West T. Rowe Price Equity Income Fund	$ 796M
35	Great-West Real Estate Index Fund	$ 324M
	Great-West Federated Bond Fund	$ 414M
	Great-West International Index Fund	$ 707M
25	Great-West U.S. Government Mortgage Securities Fund	$ 298M
	Great-West Stock Index Fund	$ 290M
	Great-West Short Duration Bond Fund	$ 174M
	Great-West S&P Small Cap 600® Index Fund	$ 701M
	Great-West S&P Mid Cap 400® Index Fund	$ 612M
	Great-West S&P 500® Index Fund	$2,274M
	all Great-West Profile I Funds	$ 610M
16	Great-West SecureFoundation® Balanced ETF Fund	$ 55M
12	all Great-West SecureFoundation® Lifetime Funds	$ 53M
	all Great-West Lifetime Funds	$5,864M
10	Great-West SecureFoundation® Balanced Fund	$ 260M
	all Great-West Profile II Funds	$2,109M

The Investment Advisory Agreement provides no breakpoints by which this asset-

based fee decreases at certain asset levels, except for the Great-West Multi-

Manager Large Cap Growth Fund, from which Defendant receives a fee of 65 bps of

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$1 billion in asset value and 60 bps in asset value above $1 billion. That Fund, however, has less than $1 billion in assets.

29. Breakpoints for investment advisory fees beginning at $100 million are common among investment companies and advisers.

30. Rather than actually managing the assets in each Fund, Defendant hires sub-advisers to manage the assets of nearly all the Funds and pays the sub-adviser out of its own fee.

31. Most of the sub-advisers, whom Defendant pays from its fee, do offer declining rate fee schedules based on size of assets, which is common in the market. Shockingly, Defendant did not offer declining rate fee schedules even though the sub-advisers for the Funds do. As a result, when assets in the Funds increases, Defendant does not just receive the same percentage fee, but actually keeps a far higher percentage fee because Defendant pays the sub-adviser less and less as assets increase. The result is Defendant's fees become increasingly excessive as assets increase — the opposite result from both logical evaluations of the services provided and from what is seen when investment management fees are bargained for at arm's length.

JURISDICTION AND VENUE

32. This Court has jurisdiction of the claims under 15 U.S.C. §§80a-35(b)(5), 80a-43, and 28 U.S.C. §1331.

33. Venue is proper in this judicial district under 15 U.S.C. §80a-42 and 28 U.S.C. §1391 because Defendant is an inhabitant of this district, maintains an office in this district, and/or transaction business in this district, and because certain of the acts and transactions giving rise to Plaintiff's claims occurred in this district.

THE FUNDS

Great-West Asset Allocation Funds

34. Great-West issues various "asset allocation" Funds, which invest all or virtually all of their assets in other Great-West Funds. Defendant is thus the manager of the asset allocation Funds and the manager of virtually all of the Funds in which it invests. The Board of Directors is also identical among these Funds.

35. Defendant receives multiple layers of fees from the asset allocation Funds, despite Defendant doing little other than invest the asset allocation Funds in its other Funds. Thus, it charges fees on top of fees for choosing itself, a direct conflict of interest.

36. These asset allocation Funds come in three families, the Lifetime Funds, the SecureFoundation® Lifetime Funds, and the Profile Funds.

37. The Lifetime Funds are target date retirement mutual funds that invest in other mutual funds and are putatively tailored for investors planning to retire in or near a specified year and to withdraw amounts from the Fund gradually after the specified year. Great-West issues Lifetime Funds for the specified retirement years of 2015, 2025, 2035, 2045, and 2055 in 3 types of allocation strategies (I–

conservative, II–moderate, III–aggressive) and in 3 share classes (T, T1, and L). On February 9, 2016 the Great-West Funds, Inc. Board of Directors approved the merger of all "II-moderate" Lifetime Funds into their date-counterpart "III-aggressive" Funds and adding to the name of the I Funds the term "Conservative."

38. As with other target date funds, each of the Lifetime Funds has a specified mix of allocations to different investment categories on a "glide path" that generally increases allocation to fixed income and other conservative investments as the Fund approaches its specified year.

39. Defendant is the investment adviser for all Lifetime Funds and takes a fee of 12 bps of Fund assets for selecting the funds in which each Lifetime Fund invests.

40. For the past 5 years alone, Defendant has consistently invested most of the assets of the Lifetime Funds in other Great-West Funds for which Defendant also is the investment adviser. Thus, Defendant is charging a fee of 12 bps for the service of selecting itself to manage the underlying investments of the Lifetime Funds, while also receiving another layer of fees in each of its underlying funds which it selects. The top 15 mutual funds by percentage of Lifetime Fund assets over the past five years have consistently been other Great-West Funds managed by Defendant.

41. All of the Lifetime Funds have consistently invested in the same group of Great-West Funds of which Defendant is the adviser, namely:

Great-West S&P 500® Index Fund
Great-West Bond Index Fund

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> Great-West International Index Fund
> Great-West Goldman Sachs Mid Cap Value Fund
> Great-West T. Rowe Price Equity Income Fund
> Great-West Putnam Equity Income Fund
> Great-West Federated Bond Fund
> Great-West MFS International Value Fund
> Great-West S&P Mid Cap 400® Index Fund
> Great-West Loomis Sayles Bond Fund
> Great-West Putnam High Yield Bond Fund
> Great-West American Century Growth Fund
> Great-West Multi-Manager Large Cap Growth Fund
> Great-West Templeton Global Bond Fund
> Great-West Real Estate Index Fund
> Great-West S&P Small Cap 600® Index Fund
> Great-West MFS International Growth Fund
> Great-West T. Rowe Price Mid Cap Growth Fund
> Great-West Loomis Sayles Small Cap Value Fund
> Great-West Short Duration Bond Fund
> Great-West Ariel Mid Cap Value Fund

42. In addition to the 12 bps management fee, the Lifetime Funds also pay a 35 bps administrative services fee (except for the Institutional Share Class). In addition to that, the Funds in which Defendant invests Lifetime Fund assets have a third layer of fees which range from 40 to 51 bps.

43. As with the Lifetime Funds, the SecureFoundation® Lifetime Funds, provide an asset allocation strategy designed to meet certain investment goals based on an investor's investment horizon for the retirement years of 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055. Here too, each fund is a fund-of-funds — with fees on fees — that pursues its investment objective by investing in other mutual funds and in a fixed interest contract issued and guaranteed by GWL&A.

44. The SecureFoundation® Funds come in four share classes: Institutional Class, and classes G, G1 and L. The fees at issue here are the same for all classes.

45. As with the Lifetime Funds, Defendant takes a fee in all classes of the SecureFoundation® Lifetime Funds of 12 bps of Fund assets, except that the Great-West SecureFoundation® Balanced Fund management fee is 10 bps. In addition, the acquired fund fees, which are identical among the share classes, range from 21 to 26 bps across the different target dates offered. All share classes except the institutional class also charge a third layer of fees of 35 bps as an Administrative Services Fee.

46. As with the target date funds, Defendant consistently invests the vast majority of SecureFoundation® Funds assets—*over 90%*—in other Funds managed by Defendant. Again, Defendant is charging shareholders for selecting itself. All of the SecureFoundation® Lifetime Funds have consistently invested in the same group of Great-West Funds of which Defendant is the adviser, namely:

> Great-West S&P 500® Index Fund Initial Class
> Great-West Bond Index Fund Initial Class
> Great-West International Index Fund Initial Class
> Great-West S&P Mid Cap 400® Index Fund Initial Class
> Great-West S&P Small Cap 600® Index Fund Initial Class
> Great-West Life & Annuity Contract

47. The Profile I and Profile II Funds, are also asset allocation Funds that operate as a fund-of-funds. Defendant invests *all* of assets of the Profile Funds in other Great-West Funds managed by Defendant.

48. Defendant takes from each Profile I Fund a 25 bps fee and from each of the Profile II Funds a 10 bps fee. All but the Institutional Class of each fund also pay a 35 bps Administrative Services Fee. A third level of fees, the fees of the underlying Funds, are identical among the share classes of each fund and range from 45 to 73 bps for both the Profile I and Profile II Funds depending on how conservative or aggressive the Fund is designed to be.

49. Despite paying management fees 250% higher, the Profile I Fund is managed identically to its corresponding Profile II Fund. For example, the Great-West Conservative Profile I Fund and the Great-West Conservative Profile II Fund invest in the same 18 Great-West Funds in nearly identical percentages. Both allocate identically among those 18 funds and have just under 48% of their assets spread among 6 Great-West bond funds and just under 30% of their assets spread among the same 12 Great-West equity funds. Both also have just over 22% of their assets in a Great-West Life & Annuity Contract. The Profile I and Profile II Funds also consist of similar funds in their Moderately Conservative, Moderate, Moderately Aggressive, and Aggressive versions.

50. All of the Profile Funds have consistently invested in the same group of Great-West Funds of which Defendant is the adviser, namely:

> Great-West Goldman Sachs Mid Cap Value Fund
> Great-West T. Rowe Price Equity Income Fund
> Great-West Putnam Equity Income Fund
> Great-West Federated Bond Fund
> Great-West MFS International Value Fund
> Great-West Loomis Sayles Bond Fund

       Great-West Putnam High Yield Bond Fund
       Great-West American Century Growth Fund
       Great-West Multi-Manager Large Cap Growth Fund
       Great-West Templeton Global Bond Fund
       Great-West Real Estate Index Fund
       Great-West MFS International Growth Fund
       Great-West T. Rowe Price Mid Cap Growth Fund
       Great-West U.S. Government Mortgage Securities Fund
       Great-West Loomis Sayles Small Cap Value Fund
       Great-West Short Duration Bond Fund
       Great-West Invesco Small Cap Value Fund
       Great-West Small Cap Growth Fund
       Great-West Life & Annuity Contract

51. Each Profile I Fund has the same investment objectives and policies as the corresponding Profile II fund.

52. Thus, the Profile I Funds exist solely to provide additional excessive management fees to Defendant. Without separate funds, such a difference in advisory fees would be prohibited under 17 CFR 270.18f-3(a)(1)(iii) and the 25 bps management fee would have to be reduced to 10 bps as it is in the identically managed Profile II Funds, because the difference in fees is not the result of the application of the same performance fee provisions in the Defendant's advisory contract to the different investment performance of each class.

53. These much higher management fees provide no benefit to the Profile I Funds, their investors, or other Great-West shareholders, and deny shareholders the benefit of the economies of scale which would have been available had the Profile Funds been combined or had Defendant charged the same investment management fee for the same services in the Profile I Funds as it did for the Profile

II Funds. Meanwhile, both the Profile I and II Funds continue to charge excessive and unnecessary fees, both at this top level and the underlying fee levels.

54. The Profile Funds, the Lifetime Funds, the SecureFoundation® Balanced Fund, and the SecureFoundation® Lifetime Funds are managed by Defendant's asset Allocation Committee of Catherine Tocher, S. Mark Corbett, David McLeod, Jonathan Kreider, Thone Gdovin and Andrew Corwin.

55. In part because of the excessively high fees and poor asset allocation decisions, the asset allocation Funds have underperformed their stated benchmarks, including the Morningstar universe of their peers.

56. The SecureFoundation® Balanced Fund also is an asset allocation fund from which Defendant takes a fee of 10 bps. Defendant invests over 95% of that Fund in other Funds in which it takes another fee, namely, the Great-West Index Funds described below and a Great-West Life & Annuity Contract.

57. As shown below, these underlying funds are poor performers with fees vastly higher than comparable competing funds. Also, the Great-West asset allocation Funds, represent the great majority of the investment dollars in many of the underlying Funds. For example, the asset allocation Funds represent 93% of all money invested in the Great-West Putnam High Yield Bond Fund, 87% of the Great-West Federated Bond Fund, 83% of the Great-West Multi-Manager Large Cap Growth Fund, 81% of the Great-West Putnam Equity Income Fund, 79% of the Great-West Goldman Sachs Mid Cap Value Fund, 78% of the Great-West

International Index Fund, 77% of the Great-West MFS International Growth Fund, 73% of the Great-West Real Estate Index Fund, 71% of the Great-West Invesco Small Cap Value Fund, 65% of the Great-West Bond Index Fund, 64% of the Great-West S&P Mid Cap 400® Index Fund, 62% of the Great-West MFS International Value Fund, and 55% of the Great-West American Century Growth Fund. In addition, the asset allocation Funds constituted 37% of the assets invested in the Great-West S&P 500® Index Fund.

58. The fees that Defendant receives in the asset allocation Funds are also excessive relative to the fees other asset allocation mutual funds in the market pay to their advisers. Of the 15 largest fund families in the United States, only 3 charge any fee at the fund level on top of the underlying fund fees.

59. The fee that Defendant receives from the asset allocation Funds is far in excess of its cost to manage those funds.


The Great-West Index Funds


60. All of the asset allocation Funds, except for the Profile Funds, invest in the Great-West S&P 500® Index Fund, the Great-West International Index Fund, the Great-West S&P Mid Cap 400® Index Fund, the Great-West S&P Small Cap 600® Index Fund, and the Great-West Stock Index Fund (collectively referred to below as the "Index Funds") in varying amounts.

61. Besides picking these index funds as underlying component funds in the asset allocation Funds, Defendant is also the investment adviser for the index funds

and takes a fee of 25 bps of Fund assets. Defendant, however, has delegated virtually all investment advisory services for the Index Funds to Mellon Capital Management Corporation under the terms of a Sub-Advisory Agreement. Specifically, Defendant delegated the following adviser functions for the Index Funds to Mellon Capital Management Corporation:

(a) perform research and obtain and evaluate pertinent economic, statistical, and financial relevant to the investment policies of the Index Funds;

(b) consult with the Adviser and with the Board and furnish to the Adviser and the Board recommendations with respect to an overall investment plan for the Index Funds for approval, modification, or rejection by the Board;

(c) seek out specific investment opportunities for the Index Funds consistent with an overall investment plan approved by the Adviser and the Board;

(d) take such steps as are necessary to implement any overall investment plan approved by the Board for the Index Funds including making and carrying out decisions to acquire or dispose of permissible investments as set forth in the Fund's Registration Statement, management of investments and any other property of the Index Funds and providing or obtaining such services as may be necessary in managing, acquiring or disposing of investments, consulting as appropriate with the Adviser;

(e) regularly report to the Adviser and the Board with respect to the implementation of any approved overall investment plan and any other activities in connection with management of the assets of the Index Funds;

(f) communicate as appropriate to the Adviser adequate and timely information on investment related activity within the Index Funds, including, but not limited to purchases, sales and contractual commitments;

(g) arrange with the applicable broker or dealer at the time of the purchase or sale of investments or other assets of the Index Funds for the appropriate delivery of the investment or other asset;

(h) report monthly in writing to the Adviser and report at least annually in person to the Board with respect to the implementation of the approved investment plan and any other activities in connection with management of the assets of the Index Funds;

(i) maintain all records, memoranda, instructions or authorizations relating to the acquisition or disposition of investments or other assets of the Index Funds required to be maintained by Sub-adviser;

(j) arrange with the Adviser an administrative process which permits the Adviser to appropriately reflect in its daily determination of unit values, the transactions, positions and obligations of the Index Funds resulting from the investment management services provided to the Index Funds;

(k) vote all shares held by the Index Funds.

62. By the Sub-Advisory Agreement, then, Defendant delegated to Mellon Capital Management Corporation *all* of its investment adviser functions with respect to the Index Funds, except merely recordkeeping the required accounts relating to the acquisition or disposition of investments for the Funds and determining the net asset value of the Index Funds. Even there, Mellon Capital Management Corporation is obligated to arrange with Defendant an administrative process for allowing Defendant to determine net asset value of the Funds.

63. Index funds require very little investment management and no investment research, since they are designed to be infrequently traded mimics of an index of securities. Thus, no research is required regarding specific stocks. Consequently, the expenses for such funds should be minimal, as shown in the Sub-Advisory Agreement with Mellon Capital Management Corporation. Likewise, the fees for the adviser who hires the sub-adviser also should be very low because the performance of the sub-adviser can be easily monitored by comparing returns to the index the sub-adviser is instructed to track. Prudent investors choose the lowest cost index fund they can find, since the difference in performance among index funds primarily is the difference in fees and since the nature and extent of the services required are identical.

64. Although Mellon Capital Management Corporation performs virtually all of the investment work for the Index Funds, Defendant receives far more in fees than Mellon Capital Management Corporation. Defendant receives 25 bps on all assets

under management in the Index Funds. From that fee, Defendant pays Mellon

Capital Management Corporation the following fees:

Fund	Fee (bps)
Great-West S&P 500® Index Fund	2
Great-West S&P Small Cap 600® Index Fund	2
Great-West Stock Index Fund	2
Great-West S&P Mid Cap 400® Index Fund	3.5 on the first $500 million 2 on all assets > $500 million
Great-West International Index Fund	3.5 on the first $500 million 2 on all assets > $500 million

65. Under these terms of the Investment Advisory Agreement and Sub-Advisory

Agreement with Mellon, the Index Funds paid the following fees in 2014:

Fund	Defendant	Mellon	Def. %
Great-West International Index	$4,083,809	$191,615	95%
Great-West S&P 500® Index	$12,128,342	$404,323	96%
Great-West S&P Mid Cap 400® index	$3,062,478	$174,958	94%
Great-West S&P Small Cap 600® Index	$4,231,631	$140,987	96%
Great-West Stock Index	$1,828,235	$60,911	96%
Total	$25,334,495	$972,794	96%

In other words, Defendant receives **over 26 times** more in fees than Mellon Capital

Management Corporation receives, even though Defendant performs virtually none

of the investment adviser work for those Funds.

66. Compounding the egregiously excessive fees charged by Defendant,

Defendant's investment management and oversight of Mellon has resulted in each

of these funds consistently performing poorly compared to both their benchmarks

and their peers in the marketplace. Thus, the excessive fees are not justified by the

Defendant's performance as manager or ability to select quality sub-advisers.

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67. For example, the stated goal of the Great-West S&P 500® Index Fund is to track the total return of the common stocks in the S&P 500® Index. The fund has consistently failed to meet that objective. Defendant's fee for the institutional share class of that Fund, the cheapest offered by Great-West, is 25 bps, yet that cheapest share class underperformed the S&P 500® Index by 44 bps in 2015, 69 bps in 2014, 76 bps in 2013, 59 bps in 2012, 63 bps in 2011 and 69 bps in 2010.

68. Comparable management fees in the marketplace are far lower for S&P 500® Index funds requiring the same services as those that Defendant provides. These alternative managers also have better histories of tracking the total return of the S&P 500® Index. For example, Vanguard pays its manager 4 bps (*less than one-sixth* Defendant's fees). The Vanguard S&P 500® Index fund has outperformed Great-West's by over 50 bps per year over the past 5 years. Fidelity pays a management fee of 4 bps in its S&P 500® Index fund and has also outperformed Great-West by over 50 bps per year over the past 5 years. BlackRock pays its S&P 500® Index fund manager 4 bps and has outperformed Great-West by over 40 bps per year over the past 5 years. Schwab pays a management fee of 6 bps in its S&P 500® Index fund and has outperformed Great-West by over 50 bps per year over the past 5 years.

69. Even managers who also use Mellon as the sub-adviser charge lower fees and better replicate the returns of the S&P 500® Index. For example, the Dreyfus S&P 500® Index mutual fund is also sub-advised by Mellon but has a lower investment

management fee than Great-West's and has outperformed the Great-West S&P Index Fund over the past five years.

70. Further, Great-West Financial Services, also a wholly owned subsidiary of Great-West Life & Annuity Insurance Company, offers its clients, such as the City of Los Angeles Deferred Compensation Plan, an S&P 500® Index investment for a fee of 2 bps, *less than one-tenth* of the management fee charged by Defendant. It too has outperformed the Great-West S&P® Index Fund. Accordingly, even other Great-West entities recognize their fiduciary obligation to avoid Defendant's excessive and unreasonable fees.

71. If the Board actually considered the nature, extent, and quality of the services provided to the Index Funds by Defendant, it would not have approved the egregiously excessive fees. Great-West performs no valuable services above and beyond those provided by the sub-adviser, but charges a fee that is 5–12 times higher than what is charged by other S&P 500® Index managers, including Great-West Financial Services and 26 times higher than what is paid to Mellon to sub-advise the Fund. The quality of the very limited services is clearly inferior based on Great-West's track record of underperforming peer managers with identical investment objectives by 35–60 bps, producing millions of dollars of losses.

72. Because of the limited (if any) service that Defendant provides to the Index Funds, its cost for providing any such services is microscopically small relative to the fee Defendant receives, leading to extreme and excessive profits for Defendant.

26

73. The poor performance is evident in each one of the Index Funds (cheapest share class):

Fund	2015	Benchmark Index	Amount of Underperformance
International Index	-0.96%	-0.81%	15 bps
S&P 500® Index	0.94%	1.38%	44 bps
S&P Mid Cap 400® Index	-2.55%	-2.18%	37 bps
S&P Small Cap 600® Index	-2.28%	-1.97%	31 bps
Stock Index	0.56%	1.38%	82 bps

74. This underperformance has been consistent and long-standing. For example, the poor performance in 2014 was:

Fund	2014	Benchmark Index	Amount of Underperformance
International Index	-6.19%	-4.90	129 bps
S&P 500® Index	13.00%	13.69%	69 bps
S&P Mid Cap 400® Index	9.21%	9.77%	56 bps
S&P Small Cap 600® Index	5.20%	5.76%	56 bps
Stock Index	12.76%	13.35%	59 bps

75. For each Index Fund, better performing managers charge lower fees when tracking the identical index.

76. For example, Northern Trust charges its International Equity Index Fund (NOINX) a total management fee of 20 bps — 43% less than Defendant charges for the Great-West International Index Fund. Both managers seek to track the returns of the MSCI EAFE Index. The Northern Trust International Equity Index Fund matched the index more closely and outperformed the cheapest institutional share

class of the Great-West International Index Fund every year since the inception of the Great-West International Index Fund.

77. Likewise, Vanguard's S&P Mid-Cap 400® Index Fund (VSPMX) charges management fees of 5 bps and outperformed the Great-West S&P Mid Cap 400® Index Fund in 2014 by 51 bps, falling only 5 bps shy of matching the S&P Mid Cap 400® Index. In 2015, the Great-West Fund underperformed Vanguard's by an additional 32 bps and Vanguard's Mid-Cap 400® Index Fund has outperformed the cheapest institutional share class of the Great-West S&P Mid Cap 400® Index Fund each of the past 4 years, with an average underperformance of over 55 bps.

78. The Vanguard S&P Small Cap 600® Index Fund (VSMSX) charges management fees of 2 bps and outperformed the Great-West S&P Small Cap 600® Index Fund in 2014 by 49 bps, falling only 7 bps shy of the S&P Small Cap 600® Index. In 2015, that underperformance continued, with the Great-West Fund underperforming the Vanguard fund with the identical investment mandate by 28 bps. The Great-West Fund underperformed Vanguard's each of the last five years, with and average underperformance of over 45 bps.

79. The Great-West Stock Index Fund seeks to track the total return of the common stocks that comprise the S&P 500® Index and the S&P Mid-Cap 400® Index, weighted according to their pro rata share of the market. At 25 bps, its management fee is also significantly more than other domestic equity index managers, including Vanguard, Fidelity, Schwab and Northern Trust.

80. For these reasons, the Index Funds have been consistently criticized. In fact, the Great-West S&P 500® Index Fund was even called the *Worst Mutual Fund in America* by Michael Johnston, the COO of Poseidon Financial.[1] However, it continues not only to have its fees approved by the Board, but also be included as one of the largest investments of the asset allocation Funds.

81. On January 28, 2016, Defendant announced its intention to enter into a new sub-advisory agreement for the Index Funds (as well as the Real Estate Index Fund) with another affiliate of Defendant and GWL&A—Irish Life Investment Managers Limited (ILIM), an Irish domiciled company—under which ILIM would provide the same service as the previous sub-advisers but for a lower fee. However, Defendant also announced, "The overall fees and expenses that you pay as a shareholder of a Fund will not increase as a result of the implementation of the new investment sub-advisory agreement." Nor did Defendant indicate that the overall fees and expenses would *decrease*, as would be expected from such a fiduciary. In other words, even now, Defendant is acting to increase its own compensation by negotiating at arm's length with the sub-advisers who do all of the substantive work in a Fund for lower fees, but not passing on those benefits to the Funds. Moreover, Defendant selected an affiliate to receive these fees to further the interests of its parent companies. That the Great-West Funds Board of Directors did not act to reduce Defendant's fees by the same amount as the sub-adviser's fees are being

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[1] http://fundreference.com/articles/2015/1000668/the-worst-mutual-fund-in-the-world/

reduced by this agreement further demonstrates the lack of independence, care, and

conscientiousness of that Board in approving Defendant's compensation.

The Great-West Actively Managed Funds

82. Defendant also receives vastly more than the sub-advisers of each of its

actively managed Funds. As with the Index Funds, Defendant has delegated all of

its duties under the Investment Advisory Agreement to the sub-advisers it has

hired to perform the actual work of investing Fund assets, yet keeps for itself most

of the fees taken from the Funds.

83. The Great-West American Century Growth Fund is an American Century

Growth mutual fund with a Great-West label on it. Under a December 5, 2013 Sub-

Advisory Agreement, Defendant has hired American Century Investment

Management, Inc. to invest Fund assets. While Defendant takes a 65 bps fee from

that Fund, it pays American Century Investment Management, Inc. only 32 bps on

the first $750 million in Fund assets and 29 bps on the excess. In 2014, Defendant

took over $5 million in fees from this Fund, but paid American Century Investment

Management, Inc. only $1.6 million, keeping over 60% of the fee. Defendant

performs almost no services for the Fund, and certainly no services comparable to

the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently,

the cost of the services Defendant provides to the Fund is limited, resulting in

excessive profits to Defendant. On December 7, 2015, effective March 9, 2016, the

Great-West Funds, Inc. Board of Directors approved the merger of this Fund into the Great-West Multi-Manager Large Cap Growth Fund.

84. In the Great-West Ariel Mid Cap Value Fund, Defendant has hired Ariel Investments, LLC to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 60 bps fee from that Fund, it pays Ariel Investments, LLC only 50 bps on the first $25 million of assets, 40 bps on the next $75 million, and 30 bps on the excess. In 2014, Defendant took over $1.2 million in fees from this Fund, but paid Ariel Investments, LLC only $529 thousand, keeping more than 58% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

85. In the Great-West Federated Bond Fund, Defendant has hired Federated Investment Management Company to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 35 bps fee from that Fund, it pays Federated Investment Management Company only 15 bps on the first $100 million of assets, 12 bps on the next $150 million, and 10 bps on the excess. In 2014, Defendant took over $3.2 million in fees from this Fund, but paid Federated Investment Management Company only $539 thousand, keeping more than 83% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the

sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

86. In the Great-West Templeton Global Bond Fund, Defendant has hired Franklin Advisers, Inc. to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 95 bps fee from that Fund, it pays Franklin Advisers, Inc. only 30 bps on the first $100 million of assets, 27.5 bps on the next $200 million, and 25 bps on the excess. In 2014, Defendant took $4.9 million in fees from this Fund, but paid Franklin Advisers, Inc. only $1 million, keeping more than 78% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

87. In the Great-West Real Estate Index Fund, Defendant has hired Geode Capital Management, LLC to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 35 bps fee from that Fund, it pays Geode Capital Management, LLC only 8 bps on the first $100 million of assets and 6 bps on the excess. In 2014, Defendant took $2.1 million in fees from this Fund, but paid Geode Capital Management, LLC only $205 thousand, keeping more than 90% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the

sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

88. In the Great-West Goldman Sachs Mid Cap Value Fund, Defendant has hired Goldman Sachs Asset Management, L.P. to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 90 bps fee from that Fund, it pays Goldman Sachs Asset Management, L.P. only 40 bps on the first $100 million of assets, 35 bps on the next $600 million, and 32 bps on the excess. In 2014, Defendant took $7 million in fees from this Fund, but paid Goldman Sachs Asset Management, L.P. only $2 million, keeping more than 71% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

89. In the Great-West Invesco Small Cap Value Fund, Defendant has hired Invesco Advisers, Inc. to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 105 bps fee from that Fund, it pays Invesco Advisers, Inc. only 50 bps on the first $100 million of assets, 45 bps on the next $100 million, 30 bps on the next $200 million, and 20 bps on the excess. In 2014, Defendant took $1 million in fees from this Fund, but paid Invesco Advisers, Inc. only $361 thousand, keeping more than 64% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the

disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

90. In the Great-West Loomis Sayles Bond Fund, Defendant has hired Loomis, Sayles & Company, L.P. to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 55 bps fee from that Fund, it pays Loomis, Sayles & Company, L.P. 30 bps. In 2014, Defendant took $7 million in fees from this Fund, but paid Loomis, Sayles & Company, L.P. only $2 million, keeping more than 66% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

91. In the Great-West Loomis Sayles Small Cap Value Fund, Defendant has hired Loomis, Sayles & Company, L.P. to invest Fund assets under the same December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 60 bps fee from that Fund, it pays Loomis, Sayles & Company, L.P. 50 bps on the first $10 million in assets, 45 bps on the next $15 million, 40 bps on the next $75 million, and 30 bps on the excess. In 2014, Defendant took $2.5 million in fees from this Fund, but paid Loomis, Sayles & Company, L.P. only $873 thousand, keeping more than 65% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the

sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

92. In the Great-West MFS International Growth Fund, Defendant has hired Massachusetts Financial Services Company to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 85 bps fee from that Fund, it pays Massachusetts Financial Services Company 35 bps. In 2014, Defendant took $3.7 million in fees from this Fund, but paid Massachusetts Financial Services Company only $1 million, keeping more than 70% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

93. In the Great-West MFS International Value Fund, Defendant has hired Massachusetts Financial Services Company to invest Fund assets assets under the same December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 65 bps fee from that Fund, it pays Massachusetts Financial Services Company 40 bps. In 2014, Defendant took $6.5 million in fees from this Fund, but paid Massachusetts Financial Services Company only $2.6 million, keeping more than 60% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser.

Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

94. In the Great-West Putnam High Yield Bond Fund, Defendant has hired Putnam Investments Management, LLC to invest Fund assets under a March 3, 2014 Sub-Advisory Agreement. While Defendant takes a 75 bps fee from that Fund, it pays Putnam Investments Management, LLC only 35 bps. In 2014, Defendant took $3 million in fees from this Fund, but paid Putnam Investments Management, LLC only $1 million, keeping more than 68% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant. Effective October 1, 2015, Defendant changed Putnam's compensation to 40 bps on the first $250 million, 35 bps on the next $250 million, and 25 bps on the excess, but did not change its own fees to the Fund.

95. In the Great-West Putnam Equity Income Fund, Defendant has hired Putnam Investments Management, LLC to invest Fund assets under the same March 3, 2014 Sub-Advisory Agreement. While Defendant takes a 75 bps fee from that Fund, it pays Putnam Investments Management, LLC only 40 bps on the first $250 million, 35 bps on the next $250 million, and 30 bps on the excess. In 2014, Defendant took $6 million in fees from this Fund, but paid Putnam Investments Management, LLC only $2 million, keeping more than 66% of the fee. Defendant

performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant.

96. In the Great-West Small Cap Growth Fund, Defendant has hired Silvant Capital Management, LLC to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 75 bps fee from that Fund, it pays Silvant Capital Management, LLC only 40 bps. In 2014, Defendant took $855 thousand in fees from this Fund, but paid Silvant Capital Management, LLC only $359 thousand, keeping more than 57% of the fee. Defendant performs almost no services for the Fund, and certainly no services comparable to the disparity in the fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the services Defendant provides to the Fund is limited, resulting in excessive profits to Defendant. On December 17, 2015, effective March 9, 2016, the Great-West Funds, Inc. Board of Directors approved the merger of the Great-West Small Cap Growth Fund into the Great-West S&P Small Cap 600® Index Fund.

97. In the Great-West T. Rowe Price Equity Income Fund, Defendant has hired T. Rowe Price Associates, Inc. to invest Fund assets under a December 5, 2013 Sub-Advisory Agreement. While Defendant takes a 45 bps fee from that Fund, it pays T. Rowe Price Associates, Inc. only 50 bps on the first $50 million, 45 bps on the next $50 million, 40 bps at $100 million, 35 bps at $200 million, 32.5 bps at $500 million,

30 bps on assets over $500 million, and 30 bps on the excess. In 2014, Defendant

took $7.5 million in fees from this Fund, but paid T. Rowe Price Associates, Inc. only

$2.9 million, keeping more than 61% of the fee. Defendant performs almost no

services for the Fund, and certainly no services comparable to the disparity in the

fee it takes and the fee it pays to the sub-adviser. Consequently, the cost of the

services Defendant provides to the Fund is limited, resulting in excessive profits to

Defendant.

98. In the Great-West T. Rowe Price Mid Cap Growth Fund, Defendant has

hired T. Rowe Price Associates, Inc. to invest Fund assets under the same December

5, 2013 Sub-Advisory Agreement. While Defendant takes a 65 bps fee from that

Fund, it pays T. Rowe Price Associates, Inc. only 50 bps. In 2014, Defendant took

$8.4 million in fees from this Fund, but paid T. Rowe Price Associates, Inc. only $4.2

million, keeping more than 50% of the fee. Defendant performs almost no services

for the Fund, and certainly no services comparable to the disparity in the fee it

takes and the fee it pays to the sub-adviser. Consequently, the cost of the services

Defendant provides to the Fund is limited, resulting in excessive profits to

Defendant.

99. The table below compares the management fees received by Defendant in

2014[2] compared to the sub-advisory fees paid in each fund:

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[2] The September 8, 2015 Statement of Additional Information is the most recently
filed Statement of Additional Information and reports these 2014 numbers. Upon

Great-West Fund	Payments to Defendant	Payments to Sub-Advisers	Defendant % of Sub-Adviser fee
American Century Growth	$5,071,924	$1,621,067	213%
Ariel Mid-Cap Value	$1,280,024	$ 528,816	142%
Federated Bond	$3,211,076	$ 538,776	496%
Goldman Sachs Mid Cap Value	$6,955,756	$1,996,236	248%
Invesco Small Cap Value	$1,012,946	$ 361,424	180%
Loomis Sayles Bond	$7,038,157	$2,345,229	200%
Loomis Sayles Small Cap Value	$2,522,841	$ 873,407	189%
MFS International Growth	$3,704,674	$1,079,631	243%
MFS International Value	$6,524,498	$2,609,659	150%
Multi-Manager Large Cap Growth	$3,342,321	$1,086,830	208%
Putnam Equity Income	$5,969,993	$2,002,233	198%
Putnam High Yield Bond	$3,235,435	$1,029,240	214%
Real Estate Index	$2,154,400	$ 204,854	952%
Small Cap Growth	$ 854,628	$ 359,281	138%
T.Rowe Price Equity Income	$7,499,603	$2,862,097	162%
T.Rowe Price Mid Cap Growth	$8,358,387	$4,175,935	100%
Templeton Global Bond	$4,855,056	$1,033,115	370%
Total	**$73,591,719**	**$24,707,830**	**198%**

100. This disparity in fees between Defendant and the sub-advisers it hires to do the actual investment work for these Funds has persisted for years without the Great-West Funds, Inc. Directors taking any action to reduce or eliminate Defendant's fees.

101. Thus, even for the actively managed funds, where the sub-advisers are spending considerably more time and effort selecting investments than managers of index funds because they are actively trying to outperform the market, Defendant

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information and belief, the proportion of fees retained by Great-West and those paid to sub-advisers has not changed materially since 2014.

takes almost twice as much as the sub-advisers from the management fee — nearly $50 million — while doing virtually none of the work.

102. Here too, the Funds have suffered from high fees and lackluster performance. Fully half of the Funds have failed to match their stated benchmarks in 2015, even when only the cheapest share classes are considered. Moreover, the largest investors in the initial and institutional share classes of each of these funds are all Great-West asset allocation Funds.

DEFENDANT REAPS THE ENTIRE WINDFALL OF ECONOMIES OF SCALE, REFUSING TO PASS IT ON TO SHAREHOLDERS, IN VIOLATION OF BASIC PRINCIPLES OF ARM'S LENGTH BARGAINING

103. The Investment Advisory Agreement, which has remained substantially unchanged for years, allows Defendant all of the benefit of economies of scale even though its costs are not asset-based and most of its sub-advisers reduce their fee as assets grow. As shown above, while the sub-advisers that Defendant hires in arm's-length transactions provide reduced percentage fees as Fund assets increase, Defendant does not, indicating that its negotiations with the Great-West Funds, Inc. Board of Directors have not been at arm's length. In fact, the Investment Advisory Agreement provides every incentive to Defendant to negotiate the fees of Fund sub-advisers as low as possible so as to keep a greater portion of the fixed fee for itself. Yet, in negotiating its fees, Defendant owes a fiduciary duty to the Funds not to so enrich itself.

104. Defendant has also failed to take advantage of economies of scale in the management of the asset allocation Funds. While several of its asset allocation Funds, such as the Great-West Lifetime 2015 Fund II – Class T, have seen remarkable growth in assets under management since 2010 — over 500% growth — Defendant's fees remain the same. This violates the basic principle of the investment management marketplace where arm's-length bargaining occurs, which is that fees are lower as asset size increases, especially to such a dramatic extent.

105. Despite doing no additional work and failing in its management role, Defendant's management fees for the asset allocation Funds have steadily increased, from $6,625,489 in 2012 to $9,164,626 in 2013 to $11,361,527 in 2014. These management fees are in addition to the millions of dollars of management fees received by the underlying Funds in which Defendant invests the asset allocation Funds.

106. Thus, the shareholders and the Funds have not only failed to receive any benefit from the increase in assets under management, but have lost money as a result. Meanwhile, Defendant has enjoyed a greater profit from the asset based charges as assets under management have increased and its sub-advisers have given Defendant the benefit of negotiated breakpoints.

107. Defendant has breached its fiduciary duty by failing to adequately share economies-of-scale savings with the Funds and shareholders. The Funds' investment advisory fee arrangements have enabled Defendant to retain for itself

the benefits of economies of scale resulting from increases in the Funds' assets

under management during recent years, without appropriately sharing those

benefits with the Funds. The aggregate amount of fees taken by Defendant from the

Funds has increased by more than 53% (a $40 million increase) just between 2012

and 2014.

108. This increase in fees has not been accompanied by a proportionate increase

in the services provided by Defendant or in the quality of the investment advisory

services provided to Great-West shareholders. Therefore, the increase in fees paid

resulted in increased excessive profits for Defendant at the expense of the

shareholders of Great-West Funds, Inc. and the Funds.

DEFENDANT ENJOYS OTHER FALL-OUT BENEFITS FROM THE FUNDS

109. Defendant enjoys collateral benefits that accrue to the adviser because of its

relationship with the Funds.

110. Most notably, as manager of the asset allocation Funds, Defendant is in a

position to — and does — fill the asset allocation Funds with other Funds it

manages. Though charging fees for selecting the component funds within these

asset allocation Funds, Defendant failed to consider funds outside its own

proprietary funds. Given that Defendant uses the investments in the asset

allocation Funds to invest in other Great-West Funds, and consequently gains fall-

out benefits from boosting those Funds' assets under management and fees that it

generates for itself therefrom, a proper fiduciary would have agreed to a lower fee (if any fee) for managing the asset allocation Funds. By selecting its own Funds, Defendant made these component Funds viable or more marketable and created another layer of fees for Defendant. As discussed above, the asset allocation Funds are, in fact, the largest investors in the Funds. Their inclusion in the asset allocation Funds brings millions of dollars of additional investment management fees to Defendant as a result of a wholesale failure of arm's length bargaining or consideration of non-proprietary funds.

**THE FEES DEFENDANT CHARGES TO THE FUNDS
ARE NOT NEGOTIATED AT ARM'S LENGTH**

111. Defendant's breach of fiduciary duty is further evidenced by the effort for its benefit Defendant displayed in the negotiation of the fees Defendant charged the Funds. The Great-West Funds, Inc. Board of Directors has consistently approved Defendant's Investment Advisory Agreement, including the investment advisory fee rates, despite: (i) Defendant's mark-up of as much as 2,600% over the fees paid by Defendant to the sub-advisers for providing virtually all of services required of Defendant under the Investment Advisory Agreement; (ii) the minimal services performed and minimal costs assumed by Defendant; (iii) collateral benefits to Defendant, including selecting its own Funds, with their fees, as underlying investments of the asset allocation Funds, therefore also propping up those Funds and making them viable; (iv) the orders of magnitude increase in the Fund's assets under management; and (v) Defendant's failure to share with the Funds the benefits of economies of scale resulting from the increased asset size. The Board

rubber-stamped investment management fees to Defendant for the asset allocation Funds even though Defendant charged management fees simply for the "service" of purchasing its own Funds as the underlying investments of the asset allocation Funds. The Board rubber-stamped management fees of all Funds regardless of the performance history of the Fund or of the underlying sub-adviser. The Board also rubber-stamped management fees even though many of the funds with the highest fees approved for Great-West were index funds requiring minimal oversight of the selected sub-adviser and expressly managed without intent to add value by outperforming the given index.

112. Defendant breached its fiduciary duty by charging investment advisory fees to the Funds that are so disproportionately large that they bear no reasonable relationship to the services provided by Defendant and could not have been the product of arm's-length bargaining.

113. The Board's approval of these fees is irrelevant given all considerations in this case, including that the Board is also the Board for the underlying Funds, that the Board was not disinterested in setting adviser compensation, that the Board failed to negotiate breakpoints even where Defendant received the benefit of breakpoints from its sub-advisers, and that the Board benefitted from Defendant's inclusion of unnecessarily expensive and poorly performing proprietary funds. Given the above facts, the Board apparently was not fully informed and did not act independently or conscientiously in approving Defendant's fees.

114. Defendant evidently has not shared with the Board its internal statements on the profitability of its Investment Advisory Agreement as to each Fund and has failed to provide the Board sufficient, complete, or accurate information about its compensation, the nature of the services it provides, and the market for similar services or has providing misleading information. What information Defendant does provide the Board is buried in hundreds of thousands of pages of information that the Board cannot master and thoroughly understand in its quarterly meetings and the limited time it devotes to deciding whether to approve Defendant's compensation.

115. As a direct, proximate, and foreseeable result of Defendant's breach of its fiduciary duty, the Funds and Great-West Funds, Inc. suffered millions of dollars in damages from excessive fees.

116. Plaintiff seeks to recover, on behalf of and for the benefit of Great-West Funds, Inc., the actual damages resulting from Defendant's breach of its fiduciary duty, including the excessive fees paid by the shareholders and the Funds to Defendant, the investment returns that would have accrued to the shareholders and the Funds had those fees remained in the portfolios and available for investment.

PRAYER FOR RELIEF

Plaintiff prays for relief and judgment on behalf of and for the benefit of the shareholders and the Funds as follows:

- Declare that Defendant has violated Section 36(b), 15 U.S.C. §80a-35(b), through the receipt of excessive investment advisory fees from the Funds;

- Permanently enjoin Defendant from further violations of Section 36(b);

- Award compensatory damages against Defendant, including repayment to the Funds of all excessive and unlawful investment advisory fees paid to Defendant by the Funds from one year prior to the commencement of this action through the date of trial, lost investment returns on those amounts, and pre- and post-judgment interest thereon at the rate of return of the respective Funds;

- Rescind the Investment Advisory Agreement between Defendant and the Funds under 15 U.S.C. §80a-46, and order restitution to the Funds of the excessive investment advisory fees paid to Defendant by the Fund from one year prior to the commencement of this action through the date of trial, lost investment returns on those amounts, and pre- and post-judgment interest thereon;

- Award Plaintiff reasonable attorneys' fees, expert witness fees, and costs from the fund recovered in this action such other items as may be allowed to the maximum extent permitted by law; and

- Award such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs demand a trial by jury.

April 8, 2016   Respectfully submitted,

                                          /s/   Jerome J. Schlichter_____
                                          SCHLICHTER, BOGARD & DENTON LLP
                                          Jerome J. Schlichter
                                          Michael A. Wolff
                                          Mark G. Boyko *(admission pending)*
                                          Sean E. Soyars *(admission pending)*
                                          100 South Fourth Street, Suite 1200
                                          St. Louis, Missouri 63102
                                          Telephone: (314) 621-6115
                                          Facsimile: (314) 621-5935
                                          Email: JSchlichter@uselaws.com
                                          MWolff@uselaws.com
                                          MBoyko@uselaws.com
                                          SSoyars@uselaws.com

                                          Attorneys for Plaintiffs

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